SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)

Zhongchai Machinery, Inc.

(Name of the Issuer)

Zhongchai Machinery, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98951X 100

(CUSIP Number of Class of Securities)

Mr. Peter Wang, President
224 Tianmushan  Road
Zhongrong Chengshi  Huayuan 5-1-602
Hangzhou, P.R. China 310007
Telephone Number: 904-418-9133

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Andrew D. Hudders, Esq.
Golenbock Eiseman Assor Bell & Peskoe, LLP
437 Madison Avenue, 40th Floor
New York, New York 10022
Tel.  212-907-7349
Fax.  212-754-0330

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e–3(c) under the Securities Exchange Act of 1934 (“the Act”).

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (2)

$56,000.00	$6.50

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 100,000 shares of Common Stock, par value $0.001 per share, for $0.56 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse stock split.

(2)	Determined pursuant to Rule 0-11(b)(1) by multiplying $56,000.00 by .0001161.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount  previously paid: N/A

Filing party: N/A

Form or registration statement: N/A

Date Filed: N/A

INTRODUCTION

This Rule 13e-3 Transaction Statement (the “Transaction Statement”) is filed by Zhongchai Machinery, Inc., a Nevada corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”).  This Transaction Statement is being filed concurrently with the filing of an Information Statement pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which we refer to herein as the Information Statement.  The information contained in the Information Statement, including all annexes thereto, is hereby expressly incorporated herein by reference.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to corresponding Items contained in Regulation M-A under the Exchange Act.  Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Information Statement.

Item 1. Summary Term Sheet.

The information set forth in the Information Statement under “SUMMARY OF TERMS OF REVERSE STOCK SPLIT” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)            Name and Address. The name of the subject company is Zhongchai Machinery, Inc., a Nevada corporation (the “Company”).  The Company’s principal executive offices are located at 224 Tianmushan  Road, Zhongrong Chengshi  Huayuan 5-1-602, Hangzhou, P.R. China 310007 and its telephone number is 904-418-9133.

(b)            Securities. The subject class of equity securities to which this Schedule relates is the Company’s common stock, par value $0.001 per share (the “Common Stock”), of which 27,613,019 shares were issued and outstanding as of March 16, 2011.  As of the filing date there has been no change in the number of outstanding shares of common stock.

(c)            Trading Market and Price. The information set forth in the Information Statement under “ADDITIONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT – Price Range of Common Stock” is incorporated herein by reference.

(d)            Dividends. The information set forth in the Information Statement under “ADDITIONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT – Dividends” is incorporated herein by reference.

(e)            Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash that was registered under the Securities Act of 1933, or exempt from registration pursuant to Regulation A thereunder, during the three years preceding the date of the filing of this Schedule 13E-3.

(f)            Prior Stock Purchases.  The information set forth in the Information Statement under “ADDITIONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT – Prior Stock Purchases by the Company” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

a)            Name and Address. The filing person, the Company, is also the subject company. The Company’s address and telephone number are provided in Item 2(a) above. The executive officers and directors of the Company are set forth below.

Executive Officers

Peter Wang	Chairman of the Board and President

224 Tianmushan Road, Zhongrong Chengshi Huayuan 5-1-602, Hangzhou, 310007 P.R.C.

Directors

Mr. Rong Shi	Director

224 Tianmushan Road, Zhongrong Chengshi Huayuan 5-1-602, Hangzhou, 310007 P.R.C.

Mr. Chris X. Chen	Director

224 Tianmushan Road, Zhongrong Chengshi Huayuan 5-1-602, Hangzhou, 310007 P.R.C.

10% or Greater Shareholders

Sinoquest Management Ltd.	14.92%

224 Tianmushan Road, Zhongrong Chengshi Huayuan 5-1-602, Hangzhou, 310007 P.R.C.

Ruihua International Ltd.	63.13%

11/F Front Block, Hang Lok Building, 130 Wing Lok Street, Sheung Wan, Hong Kong

The address of each executive officer, director and 10% shareholder of the Company, is given above. The telephone number is for each of the foregoing is : 904-418-9133.

(b)            Business and Background of Entities. Sinoquest Management Ltd., is a corporation formed under the laws of the British Virgin Islands (“Sinoquest”).  The controlling shareholders are Mr. Peter Wang and Mr. Xiaodong Zhu.  Mr. Peter Wang, an officer and director of the Company is a 47.5% owner of Sinoquest and Mr. Zhu is a 52.7% owner of Sinoquest.  During the last five years and to the Company’s knowledge, no person discussed in this paragraph has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

(c)            Business and Background of Natural Persons. The information set forth in Items 3(a) and 3(b) above is incorporated herein by reference.  Mr. Peter Wang, the officer and a director of the Company is a United States citizen. Mr. Shi, a director of the Company is a citizen of the Peoples Republic of China.  Mr. Chen, a director of the Company is a citizen of Canada. The information set forth in the Information Statement under “DIRECTORS AND OFFICERS” and “PRINCIPAL SHAREHOLDERS” is incorporated herein by reference. During the last five years and to the Company’s knowledge, none of the Company’s directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

 Item 4. Terms of the Transaction.

(a)            Material Terms. The information set forth in the Information Statement under “SUMMARY TERMS OF THE REVERSE STOCK SPLIT,” and “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT,” and “ADDITIONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT” is incorporated herein by reference.

(c)            Different Terms. The information set forth in the Information Statement under “SUMMARY TERM SHEET,” and “DISSCUSSION OF TERMS OF REVERSE STOCK SPLIT - Effects of the Reverse Stock Split, - Effects on Shareholders with Certificated Shares, and - Effects on the Company” is incorporated herein by reference.

(d)            Appraisal Rights. The information set forth in the Information Statement under “ADDITONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT – Appraisal Rights” and “APPENDIX 1” is incorporated herein by reference.

(e)            Provisions for Unaffiliated Security Holders. The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.  See also the disclosure set forth in the Information Statement under “DISSCUSSION OF TERMS OF REVERSE STOCK SPLIT – Unaffiliated Representative” which is incorporated herein by reference.

(f)            Eligibility for Listing or Trading.  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)            Transactions.  None.

(b)            Significant Corporate Events.  None.

(c)            Negotiations or Contacts.  None.

(e)            Agreements Involving the Subject Company’s Securities.  None.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)            Use of Securities Acquired.  The information set forth in the Information Statement under “DISCUSSION OF REVERSE STOCK SPLIT – Effects on the Company” is incorporated herein by reference.  The common stock acquired will be retired and returned to the status of authorized and unissued shares.

(c)            Plans.

  (1)              None.

  (2)              None.

  (3)              The information set forth in the Information Statement under “ADDITIONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT – Sources of Funds and Expenses” is incorporated herein by reference.

  (4)              None.

  (5)              None.

  (6)              None.

  (7)              The information set forth in the Information Statement under “SUMMARY TERM SHEET,”  “DISSCUSSION OF REVERSE STOCK SPLIT – Purposes of Reverse Stock Split, and – Reasons for the Reverse Stock Split, and – Effects of the Reverse Stock Split” is incorporated herein by reference.

  (8)              The information set forth in the Information Statement under “SUMMARY TERM SHEET,”  “DISSCUSSION OF REVERSE STOCK SPLIT – Purposes of Reverse Stock Split, and – Reasons for the Reverse Stock Split, and – Effects of the Reverse Stock Split” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)            Purposes. The information set forth in the Information Statement under “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Purposes of the Reverse Stock Split, and – Reasons for the Reverse Stock Split” is incorporated herein by reference.

(b)            Alternatives. The information set forth in the Information Statement under “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Alternatives Considered by the Board of Directors” is incorporated herein by reference.

(c)            Reasons. The information set forth in the Information Statement under “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Purposes of the Reverse Stock Split, and – Reasons for the Reverse Stock Split”” is incorporated herein by reference.

(d)            Effects. The information set forth in the Information Statement under “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Effects of the Reverse Stock Split, and – Effects on the Company,” and “ADDITIONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT – Material Federal Income Tax Consequences” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)            Fairness and (b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under “SUMMARY OF TERMS OF REVERSE STOCK SPLIT” and “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Fairness of the Transaction” is incorporated herein by reference.

(c)            Approval of Security Holders, (d) Unaffiliated Representative, and (e) Approval of Directors. The information set forth in the Information Statement under “DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Fairness of Transaction – Approval of Shareholder by Consent, – Unaffiliated Representative and – Approval of the Independent Directors and Board of Directors” is incorporated herein by reference.

(f)          Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)              Report, Opinion or Appraisal. The information set forth in the Information Statement under “APPENDIX 3 – Fairness Opinion of The Mentor Group” and "DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Reports and Opinions” is incorporated herein by reference. ,

(b)             Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Information Statement under “APPENDIX 3 – Fairness Opinion of The Mentor Group” and "DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Reports and Opinions” is incorporated herein by reference.

(c)             Availability of Documents. The information set forth in the Information Statement under “APPENDIX 3 – Fairness Opinion of The Mentor Group” and "DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Reports and Opinions” is incorporated herein by reference.

 Item 10. Source and Amounts of Funds or Other Consideration.

(a)            Source of Funds, (b) Conditions, (c) Expenses, and (d) Borrowed Funds. The information set forth on the cover of the Information Statement and in the Information Statement under “ADDITIONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT – Sources of Funds and Expenses” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)            Securities Ownership. The information set forth in the Information Statement under “DISCUSSION OF TERMS OF EVERSE STOCK SPLIT – Fairness of the Transaction – Potential Conflicts of Interest” and “PRINCIPAL SHAREHOLDERS” is incorporated herein by reference.

(b)            Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(d)            Intent to Tender or Vote in a Going-Private Transaction and (e) Recommendations of Others. The information set forth in the Information Statement under “APPENDIX 3 – Fairness Opinion of The Mentor Group” and "DISCUSSION OF TERMS OF REVERSE STOCK SPLIT – Reports and Opinions” is incorporated herein by reference.

Item 13. Financial Statements.

(a)            Financial Information.  The information set forth in the Information Statement under “SUMMARY OF TERMS OF REVERSE STOCK SPLIT – Financial Information” is incorporated herein by reference.

(b)            Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)            Solicitations or Recommendations and (b) Employees and Corporate Assets. The information set forth on the cover of the Information Statement and in the Information Statement under  “ADDITIONAL INFORMATION REGARDING THE REVERSE STOCK SPLIT – Sources of Funds and Expenses” is incorporated herein by reference.

Item 15. Additional Information.

(b)            Other Material Information.  The information contained in the Information Statement, including all annexes attached thereto, is incorporated herein by reference.

Item 16. Exhibits.

Exhibit Number	Description*
(a)(1)	Preliminary Information Statement of the Company. (Incorporated by reference to the Schedule 14C filed by the Company with the Securities and Exchange Commission on March 22, 2011).

(b)	None

(c)(1)	The Mentor Group Opinion, dated March 17, 2011. (Incorporated by reference to APPENDIX 3 of the Schedule 14C filed by the Company with the Securities and Exchange Commission on March 22, 2011).

(d)	Engagement Agreement with The Mentor Group dated March 15, 2011.

(e)	None

(f)
Detailed description of Dissenters’ Rights applicable to the Reverse Stock Split. (Incorporated by reference to the information set forth in the Information Statement under “ADDITIONAL INFORMATION REGARDING THE REVRESE STOCK SPLIT – Appraisal Rights” and APPENDIX 1 in the Schedule 14C filed by the Company with the Securities and Exchange Commission on March 22, 2011).

(g)	None.

(h)	None

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2011	/s/ Peter Wang
Peter Wang, President and Chairman of the Board

Exhibit Index

Exhibit Number	Description*
(a)(1)	Preliminary Information Statement of the Company. (Incorporated by reference to the Schedule 14C filed by the Company with the Securities and Exchange Commission on March 22, 2011).

(b)	None

(c)(1)
The Mentor Group Fairness Opinion, dated March 17, 2011. (Incorporated by reference to APPENDIX 3 of the Schedule 14C filed by the Company with the Securities and Exchange Commission on March 22, 2011).

(d)	Engagement Agreement with The Mentor Group dated March 15, 2011.

(e)	None

(f)
Detailed description of Dissenters’ Rights applicable to the Reverse Stock Split. (Incorporated by reference to the information set forth in the Information Statement under “ADDITIONAL INFORMATION REGARDING THE REVRESE STOCK SPLIT – Appraisal Rights” and APPENDIX 1 in the Schedule 14C filed by the Company with the Securities and Exchange Commission on March 22, 2011).

(g)	None.

(h)	None